NEWS RELEASE

INTEROIL ANNOUNCES YEAR END 2009 FINANCIAL RESULTS

Cairns, Australia and Houston, TX — March 1, 2010 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announces financial results for the 2009 full year and fourth quarter.

2009 Annual Highlights

•
Upstream gross capital expenditures of $91.8 million add best case gross initial recoverable resources of 889 million barrels of oil equivalent, as estimated by GLJ Petroleum Consultants Ltd., which evaluated InterOil’s resources at the Elk and Antelope field in Papua New Guinea effective as at December 31, 2009.

•	Conversion of all 8% convertible subordinated debentures issued in May 2008 and a U.S. $70.4 million registered direct common stock offering strengthen balance sheet.

•	LNG Project Agreement signed with the PNG Government establishing the fiscal and legal framework for development of the joint venture liquefaction facility.

•	The 2009 year is the first recording an annual net profit.

Financial Highlights
Profits from InterOil’s refining and distribution businesses more than offset losses incurred in our developing upstream and liquefaction businesses.  Net profit for the year ended December 31, 2009 was $6.1 million, compared with a net loss of $11.8 million for the same period in 2008, an improvement of $17.9 million.  This profit figure includes a significant expense item amounting to $31.7 million for a ‘loss on extinguishment of indirect participation interest liability’ and which relates to an exchange transaction entered into with certain indirect participation interest (‘IPI’) holders when their interests were exchanged for a certain number of InterOil’s common shares.  On December 17, 2009, InterOil announced adoption of the extinguishment of the liability model to account for this transaction, with the difference between fair value and book value of the IPI liability for this interest being expensed. InterOil today re-filed its third quarter results to reflect this treatment.

InterOil petroleum products sold in Papua New Guinea totalled 6.5 million barrels for fiscal year 2009 compared with 6.6 million barrels in 2008, a steady result in light of the global economic backdrop.  Total revenue for the year was $693.1 million, compared with $919.7 million for 2008. The difference is primarily explained by lower crude oil prices giving rise to commensurately lower product pricing in the current year.

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InterOil’s earnings before interest taxes, depreciation and amortization (“EBITDA”) for the year ended December 31, 2009 was $19.3 million, a reduction of $3.1 million from $22.4 million for 2008.  This EBITDA figure would be $51.0 million if the $31.7 million ‘loss on extinguishment’ of the IPI liability, as noted above, was excluded.

Business Segment Results
InterOil’s Upstream business generated a net loss of $39.5 million in 2009 (2008 – profit of $2.2 million) mainly due to the $31.7 million loss on extinguishment of the IPI liability noted above, and $5.3 million higher inter-company interest charges on higher loan balances owed to the InterOil Corporation, the parent.

Net profit from the Company’s Midstream Refining operations totaled $41.8 million in 2009 (2008 - $4.7 million) benefiting from hedge accounted and non-hedge accounted derivative gains realized in the amount of $18.2 million, the recognition of $14.3 million worth of deferred tax assets relating to carried forward tax losses from prior years, better gross margins due to higher yielding crude cargoes and higher export premiums.

The Company’s Midstream Liquefaction business generated a loss of $8.4 million in 2009 (2008 - $7.9 million) during the year, being its share of the joint ventured LNG project expenses.  As the Project Agreement governing the proposed LNG project was signed by the Government of Papua New Guinea in December 2009, commencing on January 1, 2010, all direct project- related costs will be capitalized to the LNG project rather than expensed.

InterOil’s Downstream operations generated a net profit of $8.5 million in 2009 (2008 – loss of $1.2 million), largely due to the positive effect of product price movements as applied to inventory holdings during the year.

The Corporate segment generated a net profit of $4.3 million in 2009 (2008 – loss of $10.6 million), primarily due to increased inter-company interest recharges on loans provided to other business segments and a $6.8 million reduction in the interest expense on external borrowings compared with 2008.  The reduction in interest expense is due to the conversion of all of InterOil’s outstanding $95.0 million principal amount 8% convertible subordinated debentures issued in May 2008 into common shares, and repayment of a $130 million bridging facility in May 2008 with no corresponding interest expense in 2009.

An Improvement in Our Balance Sheet and Liquidity
InterOil closed the year with cash, cash equivalents and cash restricted totalling $75.8 million, of which $29.3 million was restricted (in accordance with its BNP working capital facility utilization requirements and the terms of its OPIC secured loan facility).  We also had working capital facilities in the aggregate of $238.1 million, with $116.5 million available for use in our Midstream Refining operations, and $36.6 million available for use in our Downstream operations.

Our debt-to-capital ratio (long term debt/(shareholders’ equity + long term debt)) was reduced to 11% in December 2009 from 36% in December 2008.  This reduction in gearing was mainly due to the conversion during 2009 of the remaining $65 million outstanding of the $95.0 million principal amount 8% convertible subordinated debentures issued in May 2008, plus the registered direct offering  of 2,013,815 common shares in June 2009 raising gross proceeds of $70.4 million.

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Summary of Debt Facilities
Summarized below are the debt facilities available to us and the balances outstanding as at December 31, 2009.

Organization	Facility	Balance outstanding December 31,2009		Maturity date
OPIC secured loan	$53,500,000	$53,500,000		December 2015
BNP Paribas working capital facility	$190,000,000	$16,794,153	(1)	December 2010
Westpac working capital facility	$29,600,000	$7,832,266		October 2011
BSP working capital facility	$18,500,000	$0		August 2010

(1)	Excludes letters of credit totaling $56.7 million.

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SELECTED ANNUAL FINANCIAL INFORMATION AND HIGHLIGHTS:
InterOil Corporation Consolidated Statement of Operations (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Revenue
Sales and operating revenues	688,478,965	915,578,709	625,526,068
Interest	350,629	931,785	2,180,285
Other	4,228,415	3,216,445	2,666,890
	693,058,009	919,726,939	630,373,243

Expenses
Cost of sales and operating expenses	601,983,432	888,623,109	573,609,441
Administrative and general expenses	33,254,708	31,227,627	31,998,655
Derivative (gains)/losses	(1,008,585)	(24,038,550)	7,271,693
Legal and professional fees	9,067,413	11,523,045	6,532,646
Exploration costs, excluding exploration impairment (note 11)	208,694	995,532	13,305,437
Exploration impairment (note 11)	-	107,788	1,242,606
Short term borrowing costs	3,776,590	6,514,060	5,565,828
Long term borrowing costs	8,788,041	17,459,186	17,182,446
Depreciation and amortization	14,321,775	14,142,546	13,024,258
Gain on LNG shareholder agreement (note 19)	-	-	(6,553,080)
Gain on sale of oil and gas properties (note 11)	(7,364,468)	(11,235,084)	-
Loss on extinguishment of IPI liability (note 20)	31,710,027	-	-
Foreign exchange loss/(gain)	3,305,383	(3,878,150)	(5,078,338)
	698,043,010	931,441,109	658,101,592

Loss before income taxes and non-controlling interest	(4,985,001)	(11,714,170)	(27,728,349)

Income taxes
Current	(2,272,645)	(1,564,038)	(2,491,761)
Future	13,348,634	1,482,074	1,284,869
	11,075,989	(81,964)	(1,206,892)

Income/(loss) before non-controlling interest	6,090,988	(11,796,134)	(28,935,241)

Non-controlling interest (note 21)	(8,361)	(943)	22,333

Net income/(loss)	6,082,627	(11,797,077)	(28,912,908)

Basic income/(loss) per share (note 27)	0.15	(0.35)	(0.96)
Diluted income/(loss) per share (note 27)	0.15	(0.35)	(0.96)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	39,900,583	33,632,390	29,998,133
Diluted (Expressed in number of common shares)	40,681,586	33,632,390	29,998,133

See accompanying notes to the consolidated financial statements

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InterOil Corporation Consolidated Balance Sheets (Expressed in United States dollars)

	As at
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	46,449,819	48,970,572	43,861,762
Cash restricted (note 7)	22,698,829	25,994,258	22,002,302
Trade receivables (note 8)	61,194,136	42,887,823	63,145,444
Commodity derivative contracts (note 7)	-	31,335,050	-
Other assets	639,646	167,885	146,992
Inventories (note 9)	70,127,049	83,037,326	82,589,242
Prepaid expenses	6,964,950	4,489,574	5,102,540
Total current assets	208,074,429	236,882,488	216,848,282
Cash restricted (note 7)	6,609,746	290,782	382,058
Goodwill (note 15)	6,626,317	-	-
Plant and equipment (note 10)	221,046,709	223,585,559	232,852,222
Oil and gas properties (note 11)	172,483,562	128,013,959	84,865,127
Future income tax benefit (note 12)	16,912,969	3,070,182	2,867,312
Total assets	631,753,732	591,842,970	537,815,001
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	59,372,354	78,147,736	60,427,607
Commodity derivative contracts (note 7)	-	-	1,960,300
Working capital facility (note 16)	24,626,419	68,792,402	66,501,372
Current portion of secured loan (note 19)	9,000,000	9,000,000	136,776,760
Current portion of indirect participation interest - PNGDV (note 20)	540,002	540,002	1,080,004
Total current liabilities	93,538,775	156,480,140	266,746,043
Secured loan (note 19)	43,589,278	52,365,333	61,141,389
8% subordinated debenture liability (note 24)	-	65,040,067	-
Preference share liability (note 23)	-	-	7,797,312
Deferred gain on contributions to LNG project (note 14)	13,076,272	17,497,110	9,096,537
Indirect participation interest (note 20)	38,715,228	72,476,668	96,086,369
Indirect participation interest - PNGDV (note 20)	844,490	844,490	844,490
Total liabilities	189,764,043	364,703,808	441,712,140
Non-controlling interest (note 21)	13,596	5,235	4,292
Shareholders' equity:
Share capital (note 22)
Authorised - unlimited
Issued and outstanding - 43,545,654
(Dec 31, 2008 - 35,923,692)
(Dec 31, 2007 - 31,026,356)	613,361,363	373,904,356	259,324,133
Preference shares (note 23)
(Authorised - 1,035,554, issued and outstanding - nil)	-	-	6,842,688
8% subordinated debentures (note 24)	-	10,837,394	-
Contributed surplus	21,297,177	15,621,767	10,337,548
Warrants (note 26)	-	2,119,034	2,119,034
Accumulated Other Comprehensive Income	8,150,976	27,698,306	6,025,019
Conversion options (note 20)	13,270,880	17,140,000	19,840,000
Accumulated deficit	(214,104,303)	(220,186,930)	(208,389,853)
Total shareholders' equity	441,976,093	227,133,927	96,098,569
Total liabilities and shareholders' equity	631,753,732	591,842,970	537,815,001

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 28), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director Christian Vinson, Director

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InterOil Corporation Consolidated Statement of Cash Flows (Expressed in United States dollars)

	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Cash flows provided by (used in):

Operating activities
Net profit/(loss)	6,082,627	(11,797,077)	(28,912,908)
Adjustments for non-cash and non-operating transactions
Non-controlling interest	8,361	943	(22,333)
Depreciation and amortization	14,321,775	14,142,546	13,024,258
Future income tax asset	(13,842,787)	(202,870)	(1,600,985)
Fair value adjustment on IPL PNG Ltd. acquisition	-	-	(367,935)
(Gain)/loss on sale of plant and equipment	-	(16,250)	269,321
Gain on sale of exploration assets	(7,364,468)	(11,235,084)	-
Impairment of plant and equipment	-	-	960,000
Amortization of discount on debentures liability	1,212,262	1,915,910	-
Amortization of deferred financing costs	223,945	260,400	421,691
(Gain)/loss on unsettled hedge contracts	(851,500)	851,500	(47,314)
Timing difference between derivatives recognised
and settled	15,074,050	(17,034,350)	3,765,800
Stock compensation expense	8,290,681	5,741,086	6,062,962
Inventory revaluation	140,278	8,379,587	-
Non-cash interest on secured loan facility	-	2,189,907	6,143,660
Non-cash interest settlement on preference shares	-	372,950	-
Non-cash interest settlement on debentures	2,352,084	2,620,628	-
Oil and gas properties expensed	208,694	1,103,320	14,548,043
Loss on extinguishment of IPI Liability	31,710,027	-	-
Gain on LNG shareholder agreement	-	-	(6,553,080)
Preference share transaction costs	-	-	390,000
Gain on buy back of minority interest	-	-	(394,290)
Loss/(gain) on proportionate consolidation of LNG project	724,357	(811,765)	2,375,278
Unrealized foreign exchange gain	(574,778)	(3,728,721)	(5,078,338)
Change in operating working capital
(Increase)/decrease in trade receivables	(9,523,370)	18,684,422	6,661,838
(Decrease)/increase in unrealised hedge gains	(900,000)	900,000	-
(Increase)/decrease in other assets and prepaid expenses	(2,947,137)	592,073	(2,698,546)
Decrease/(increase) in inventories	12,226,616	(3,189,859)	(6,033,038)
(Decrease)/increase in accounts payable, accrued liabilities
and income tax payable	(12,071,350)	5,846,860	(34,533,991)
Net cash from/(used in) operating activities	44,500,367	15,586,156	(31,619,907)

Investing activities
Expenditure on oil and gas properties	(91,788,438)	(63,890,512)	(69,090,092)
Proceeds from IPI cash calls	15,406,022	18,323,365	21,782,988
Expenditure on plant and equipment	(11,782,925)	(5,172,133)	(7,289,319)
Proceeds received on sale of assets	-	312,500	65,072
Proceeds received on sale of exploration assets	-	6,500,000	-
Acquisition of subsidiary	-	-	(3,326,631)
Proceeds from insurance claim	-	-	7,000,000
Increase in restricted cash held as security on
borrowings	(3,023,535)	(3,900,680)	10,134,864
Change in non-cash working capital
Increase in accounts payable and accrued liabilities	5,621,530	436,775	6,353,247
Net cash used in investing activities	(85,567,346)	(47,390,685)	(34,369,871)

Financing activities
Repayments of secured loan	(9,000,000)	(9,000,000)	(4,500,000)
Repayments of bridging facility, net of transaction costs	-	(70,000,000)	-
Financing fees related to bridging facility	-	-	(100,000)
Proceeds from PNG LNG cash call	-	9,447,250	9,450,308
Payments for deferred financing fees	-	-	(362,500)
Proceeds from Clarion Finanz for Elk option agreement	3,577,288	5,500,000	5,922,712
Proceeds from Petromin for Elk participation agreement	6,435,000	4,000,000	-
(Repayments of)/proceeds from working capital facility	(44,165,983)	2,291,030	29,627,864
Proceeds from issue of common shares/conversion of debt,
exercise of warrants, net of transaction costs	81,699,921	(104,975)	23,881,721
Proceeds from issue of debentures, net of transaction costs	-	94,780,034	-
Proceeds from preference shares, net of transaction costs	-	-	14,250,000
Net cash from financing activities	38,546,226	36,913,339	78,170,105

(Decrease)/increase in cash and cash equivalents	(2,520,753)	5,108,810	12,180,327
Cash and cash equivalents, beginning of period	48,970,572	43,861,762	31,681,435
Cash and cash equivalents, end of period (note 5)	46,449,819	48,970,572	43,861,762
See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

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NON-GAAP EBITDA Reconciliation

Gross Margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses”.  The following table reconciles sales and operating revenues, a GAAP measure, to Gross Margin:

Consolidated – Operating results	Year ended December 31,
($ thousands)
	2009	2008	2007

Midstream – Refining	574,409	786,114	523,817
Downstream	388,991	556,868	391,738
Corporate	21,194	24,567	9,482
Consolidation Entries	(296,115)	(451,970)	(299,511)
Sales and operating revenues	688,479	915,579	625,526
Midstream – Refining	(516,349)	(779,832)	(495,059)
Downstream	(359,623)	(536,920)	(368,803)
Corporate (1)	-	-	-
Consolidation Entries	273,989	428,129	290,253
Cost of sales and operating expenses	(601,983)	(888,623)	(573,609)
Midstream – Refining	58,060	6,282	28,758
Downstream	29,368	19,948	22,935
Corporate (1)	21,194	24,567	9,482
Consolidation Entries	(22,126)	(23,841)	(9,258)
Gross Margin	86,496	26,956	51,917
(1) Corporate expenses are classified below the gross margin line and mainly relates to ‘Office and admin and other expenses’ and ‘Interest expense’.

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

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The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

	2009				2008
Quarters ended
($ thousands)	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31

Upstream	574	(29,097)	(669)	(469)	(2,483)	231	10,164	(1,135)
Midstream – Refining	8,492	8,199	14,134	14,747	(13,976)	17,516	16,329	5,724
Midstream – Liquefaction	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)	(1,570)	(1,784)	(1,636)
Downstream	4,391	6,542	4,150	3,241	(7,244)	610	7,893	4,529
Corporate	1,765	1,980	1,897	3,051	226	764	(2,155)	1,796
Consolidation Entries	(4,884)	(4,092)	(278)	(7,285)	(2,866)	(736)	(3,092)	(2,143)
Earnings before interest, taxes,
depreciation and amortization	9,138	(18,587)	17,855	10,924	(28,844)	16,815	27,355	7,135
Subtract:
Upstream	(4,056)	(2,164)	(1,563)	(1,552)	(1,345)	(1,137)	(841)	(704)
Midstream – Refining	(1,973)	(1,682)	(1,709)	(1,786)	(2,771)	(2,113)	(2,263)	(2,761)
Midstream – Liquefaction	(379)	(348)	(333)	(158)	(65)	(63)	(60)	(53)
Downstream	(930)	(1,045)	(1,013)	(1,142)	(2,232)	(885)	(715)	(1,005)
Corporate	(27)	0	(1,600)	(2,325)	(2,320)	(2,484)	(2,871)	(3,091)
Consolidation Entries	5,905	3,823	3,141	2,923	2,866	2,633	1,824	2,424
Interest expense	(1,460)	(1,416)	(3,077)	(4,040)	(5,867)	(4,049)	(4,926)	(5,190)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	14,316	-	-	-	-	-	-	-
Midstream – Liquefaction	(8)	(3)	(32)	(12)	(12)	(25)	(49)	(24)
Downstream	(411)	(1,398)	(733)	(485)	4,297	83	(3,212)	(753)
Corporate	1,340	(339)	(800)	(359)	(163)	(21)	(122)	(81)
Consolidation Entries	(3)	(1)	(2)	(2)	4	(3)	(2)	0
Income taxes and non-
controlling interest	15,234	(1,741)	(1,567)	(858)	4,126	34	(3,385)	(858)
Upstream	(144)	(132)	(150)	(112)	(175)	(134)	(135)	(154)
Midstream – Refining	(2,765)	(2,755)	(2,801)	(2,611)	(2,742)	(2,742)	(2,723)	(2,760)
Midstream – Liquefaction	(7)	(10)	(20)	(20)	(19)	(19)	(16)	(15)
Downstream	(679)	(658)	(662)	(651)	(722)	(693)	(582)	(573)
Corporate	(43)	(40)	(174)	(18)	(19)	(18)	(16)	(15)
Consolidation Entries	33	33	32	32	32	33	32	32
Depreciation and amortisation	(3,605)	(3,562)	(3,775)	(3,380)	(3,645)	(3,573)	(3,440)	(3,485)
Upstream	(3,626)	(31,392)	(2,382)	(2,134)	(4,003)	(1,039)	9,188	(1,993)
Midstream – Refining	18,071	3,762	9,624	10,349	(19,490)	12,660	11,345	201
Midstream – Liquefaction	(1,593)	(2,481)	(1,764)	(2,551)	(2,596)	(1,677)	(1,910)	(1,727)
Downstream	2,371	3,440	1,742	964	(5,900)	(886)	3,384	2,197
Corporate	3,034	1,601	(677)	350	(2,276)	(1,759)	(5,164)	(1,390)
Consolidation Entries	1,050	(236)	2,893	(4,332)	35	1,928	(1,239)	314
Net profit/(loss) per segment	19,307	(25,306)	9,436	2,646	(34,230)	9,227	15,604	(2,398)

(1)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.

(2)
During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results.  The prior year comparatives have been reclassified to conform to the current classification.

✓ InterOil News Release

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

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Cautionary Statements
Forward Looking Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the estimates of resources and future accounting treatments of certain activities, and business plans and strategies. Statements relating to ‘resources’ are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

Resource Information
InterOil currently has no production or reserves as defined in Canadian National Instrument 51-101 or under the definitions established by the United States Securities and Exchange Commission.

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. The following contingencies must be met before the resources can be classified as reserves: (i) Sanctioning of the facilities required to process and transport marketable natural gas to market, (ii) confirmation of a market for the marketable natural gas and condensate, and (iii) determination of economic viability.

Although a final project has not yet been sanctioned, pre - Front End Engineering and Design (FEED) studies are ongoing for liquid natural gas (LNG) and condensate stripping operations as options for monetization of the gas and condensate.

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The “low” estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The “best” estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The “high” estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate. The accuracy of resource estimates are in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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